December 19, 2022

Scott W. Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. Lee:

On October 7, 2022, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Conservative Allocation ETF (“Conservative”), Simplify Moderate Allocation ETF (“Moderate”), Simplify Growth Allocation ETF (“Growth”), and Simplify Income Allocation ETF (“Income”) (each a “Fund” and together the “Funds”), filed post-effective amendment number 50 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Funds. On November 21, 2022, you provided comments by phone to Parker Bridgeport.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Funds have authorized Thompson Hine LLP to make on their behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus or relevant sections of the prospectus is attached to aid in your review.

General Comments

Comment 1.

(a)	Please respond to all comments with a letter filed as correspondence on EDGAR five business days before the effective date of the Amendment and provide a copy of the letter and a marked prospectus by email.

(b)	Where a change is made to a disclosure in response to a comment, please make corresponding changes throughout the Amendment.

(c)	We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response.

The Registrant undertakes to make the EDGAR filing and transmit a courtesy copy within the time limits described in (a) above. The Registrant undertakes to make corresponding changes throughout the Amendment as described in (b) above. The Registrant acknowledges the responsibility described in (c) above.

Summary Prospectus

Comment 2.

Please review document for instances where “with” should replace “within.”

Response.

The Registrant has reviewed and corrected such instances.

Comment 3.

Please consider changing Affiliated ETF Risk to Conflict of Interest Risk.

Response.

Upon review, the Registrant has revised the Affiliated ETF Risk disclosure to give more prominence to conflict of interest risk as Affiliated ETF Conflict of Interest Risk, but believes that a complete renaming of the risk would be less informative to prospective shareholders and would not fully capture the aspects of this risk.

Comment 4.

Under market and geopolitical risk, please consider adding Ukraine war risk disclosures and risks related to Chinese companies delisting from US exchanges as a result of the Holding China Accountable Act.

Response.

Upon review, the Registrant does not believe these are principal risks for the Funds.

Comment 5.

Please include swaps as an element of the principal investment strategy of Funds that include swap risk as a principal investment risk, or otherwise revise accordingly.

Response.

The Registrant has revised principal investment strategy disclosures for Conservative and Income to include reference to swaps.

Comment 6.

Please include a principal investment strategy disclosure of the put/spread collar strategy to align strategy with risk disclosures for Conservative.

Response.

Upon further review, the Registrant has determined that the put/spread collar strategy is not a principal strategy and has removed related disclosures.

Comment 7.

Under Foreign Investing Related Risks, please include Emerging Markets Risk for Conservative, Moderate, and Income or revise principal investment strategy disclosures accordingly.

Response.

The Registrant has revised principal investment strategy disclosures to qualify references to emerging markets.

Comment 8.

Since principal investment risks include Reverse Repurchase Agreement Risk, please revise principal investment strategy disclosures to include a reference to reverse repurchase agreements.

Response.

Upon further review, the Registrant has determined that the reverse repurchase agreements are not a principal strategy and has removed related disclosures.

Comment 9.

Supplementally, please provide each Fund’s intended performance benchmark (broad based securities market index).

Response.

The Registrant expects to use the following:

Income	Bloomberg US EQ:FI 20:80 Index **	BMA2080 Index
Conservative	Bloomberg US EQ:FI 40:60 Index **	BMA4060 Index
Moderate	Bloomberg US EQ:FI 60:40 Index **	BMA6040 Index
Growth	Bloomberg US EQ:FI 80:20 Index **	BMA8020 Index

Comment 10.

Please consider adding month to year when describing when a portfolio manager began providing services to the Fund.

Response.

The Registrant has made the requested addition.

Comment 11.

If VIX Futures Risk is a principal risk for a Fund, please include a corresponding principal strategy disclosure for a Fund.

Response.

The Registrant has qualified principal investment strategy disclosures for Conservative. Moderate, and Growth to align with principal investment risks.

Comment 12.

Please revise principal investment strategy disclosures in the summary and statutory portions of the prospectus so that they are not identical.

Response.

The Registrant has made the requested revisions.

Comment 13.

Supplementally, confirm that principal investment risks are accurate for each Fund.

Response.

The Registrant has reviewed realigned risk disclosures and believes they capture each principal risk.

Comment 14.

Supplementally, confirm that each Fund is diversified.

Response.

The Registrant so confirms.

If you have any questions or additional comments, please call the undersigned at (614) 469-3265.

Very truly yours,

Parker Bridgeport
Senior Counsel, Thompson Hine LLP Attachment